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EXHIBIT 12

THE CINCINNATI GAS & ELECTRIC COMPANY
AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Thousands, except ratios)

	Year Ended December 31,
	2002	2001	2000	1999	1998
Earnings Available
Net Income	$263,696	$326,654	$266,820	$233,576	$215,812
Plus:
Income Taxes	155,341	186,527	159,398	143,676	128,322
Interest on Long-Term Debt	96,218	92,533	95,869	95,611	101,384
Other Interest	8,632	17,015	8,327	7,506	6,375
Interest Component of Rents(a)	6,050	7,405	7,053	7,391	5,819

Total Available	$529,937	$630,134	$537,467	$487,760	$457,712

Fixed Charges
Interest Charges	$104,850	$109,548	$104,196	$103,117	$107,759
Interest Component of Rents(a)	6,050	7,405	7,053	7,391	5,819

Total Fixed Charges	$110,900	$116,953	$111,249	$110,508	$113,578

Ratio of Earnings to Fixed Charges	4.78	5.39	4.83	4.41	4.03

Fixed Charges and Preferred Stock Dividends
Interest Charges	$104,850	$109,548	$104,196	$103,117	$107,759
Interest Component of Rents(a)	6,050	7,405	7,053	7,391	5,819
Preferred dividends (pre-income tax basis)	1,344	1,329	1,353	1,382	1,368

Total Fixed Charges and Preferred Stock Dividends	$112,244	$118,282	$112,602	$111,890	$114,946

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	4.72	5.33	4.77	4.36	3.98

(a)
Estimated interest component of rentals (1/3 of rentals was used where no readily defined interest element could be be determined).

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  EXHIBIT 12